Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment(s) or postponement(s) thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:30 a.m., Eastern Time, on May 7, 2019.

      VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
1-866-732-VOTE (8683) Toll Free	• Smartphone or tablet? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

                             01HRMA

+	+

Appointment of Proxyholder

I/We, being holder(s) of Hydro One Limited hereby appoint: Thomas D. Woods, Board Chair of Hydro One Limited, or failing him, Blair Cowper-Smith, Chair of the governance committee of Hydro One Limited	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Hydro One Limited to be held at Ryerson University, 7th Floor Auditorium, 55 Dundas St. W., Toronto, Ontario M5G 2C3 on Thursday, May 9, 2019 at 9:30 a.m. Eastern time, and at any adjournment(s) or postponement(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES.

1. Election of Directors

		Withhold			Withhold			Withhold

01. Cherie L. Brant	☐	☐	02. Blair Cowper-Smith	☐	☐	03. Anne Giardini	☐	☐

04. David Hay	☐	☐	05. Timothy E. Hodgson	☐	☐	06. Jessica L. McDonald	☐	☐

07. Russel C. Robertson	☐	☐	08. William H. Sheffield	☐	☐	09. Melissa Sonberg	☐	☐

10. Thomas D. Woods	☐	☐
Withhold

2. Appointment of External Auditors Appoint KPMG LLP as external auditors for the ensuing year and authorize the directors to fix their remuneration.							☐	☐

	Signature(s)	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD /YY

Interim Financial Statements - Mark this box if you would like to receive paper copies of Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive paper copies of the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular – Mark this box if you would like to receive paper copies of the Information Circular by mail for the next securityholders meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.